July 2011 Pricing Sheet dated July 15, 2011 relating to Preliminary Terms No. 882 dated July 14, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

Equity LASERSSM Based on a Basket of an Equity Index and Two Exchange-Traded Funds due July 22, 2013
Equity LeAding StockmarkEt Return Securities
PRICING TERMS – JULY 15, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,775,000
Stated principal amount:	$10 per LASERS
Issue price:	$10 per LASERS
Pricing date:	July 15, 2011
Original issue date:	July 22, 2011 (5 business days after the pricing date)
Maturity date:	July 22, 2013
Basket:
The basket is equally weighted and is composed of the S&P 500® Index, shares of the iShares® MSCI Emerging Markets Index Fund and shares of the iShares® MSCI EAFE Index Fund. The basket component values are multiplied by the respective multipliers.

	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	33.333%	1,316.14	0.025326333
	iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	33.333%	$46.66	0.714380626
	iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	33.333%	$58.18	0.572928842

We refer to the EEM Shares and the EFA Shares, collectively, as the underlying shares, the SPX Index as the underlying index and, together with the underlying shares, as the basket components. Bloomberg ticker symbols are being provided for reference purposes only.

Payment at maturity:	$10 + basket return amount; subject to the maximum payment at maturity. This payment may be greater than, equal to or less than the stated principal amount.
Basket return amount:
If the basket value is greater than the downside threshold value on each day from but excluding the pricing date to and including the valuation date, the basket return amount will equal:
$10 × [the greater of (i) the basket percent change and (ii) the fixed percentage]
If the basket value is less than or equal to the downside threshold value on any day from but excluding the pricing date to and including the valuation date, the basket return amount will equal:
$10 × the basket percent change
In this scenario, the payment at maturity may be less, and potentially significantly less, than the stated principal amount and could be zero.  There is no minimum payment at maturity on the LASERS.

Fixed percentage:	12%
Maximum payment at maturity:	$12.175 per LASERS (121.75% of the stated principal amount)
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Terms continued:	Please see page 2 of this pricing sheet for further pricing terms of the LASERS.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per LASERS	$10	$0.225	$9.775
Total	$2,775,000	$62,437.50	$2,712,562.50
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each LASERS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and  “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for LASERS.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The LASERS are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the LASERS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 882 dated July 14, 2011

Prospectus Supplement for LASERS dated November 30, 2010                          Prospectus dated December 23, 2008

The LASERS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PRICING TERMS – JULY 15, 2011	Continued from the previous page
Basket value:
On any day, the sum of the products of (i) the index closing value or share closing price (multiplied by the adjustment factor), as applicable, of each basket component on such day and (ii) the multiplier for such basket component on such day, as determined by the calculation agent.

Downside threshold value:	7.5, which is 75% of the initial basket value
Basket percent change:	(final basket value – initial basket value) / initial basket value
Initial basket value:
10, which is equal to the sum of the products of (i) the index closing value or share closing price, as applicable, of each basket component on the pricing date and (ii) the multiplier for such basket component on the pricing date, each as set forth in the table under  “—Basket” above.

Final basket value:	The basket value on the valuation date.
Multiplier:
The multiplier for each basket component was set on the pricing date based on such basket component’s respective index closing value or share closing price on such date, so that each basket component is reflected in the predetermined initial basket value of 10 in accordance with its equal percentage weighting within the basket.  The multipliers for each basket component are set forth in the table under “—Basket” above and will remain constant for the term of the LASERS.

Adjustment factor:	1.0, subject to adjustment for certain events affecting the underlying shares.
Valuation date:	July 17, 2013, subject to adjustment for index non-business days, non-trading days and certain market disruption events
CUSIP:	61760E143
ISIN:	US61760E1432
Listing:	The LASERS will not be listed on any securities exchange.